UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

OXIS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

0-8092	94-1620407
(Commission File Number)	(I.R.S. employer identification No.)

6040 N. Cutter Circle, Suite 317

Portland, OR 97217-3935

(503) 283-3911

(Address and Telephone Number of Registrant)

Sharon Ellis

Chief Operating and Financial Officer

OXIS International, Inc.

6040 N. Cutter Circle, Suite 317

Portland, OR 97217-3935

(503) 283-3911

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)

Common Stock, $.001 par value

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

April 8, 2004

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED

NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

This notification (“Information Statement”) is furnished by the Board of Directors (the “Board”) of OXIS International, Inc. (the “Company”) pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder to inform the shareholders of the Company of a pending change in the majority of the members of the Board pursuant to an understanding (the “Understanding”) between the Company and its controlling shareholder Axonyx Inc., a Delaware corporation (“Axonyx”). This Information Statement is being mailed on or about April 8, 2004 (the “Notice Date”) to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors (“Shareholders”) of the Company as of such date.

This Information Statement is required because, on March 10, 2004, the Understanding resulted in three of the Company’s six current directors (William G. Pryor, Ted Ford Webb and Thomas M. Wolf) agreeing to resign from the Board. On the same date, the Board designated four new individuals (Gosse Bruinsma, Colin Neill, Gerard Vlak and Steven Ferris), pursuant to Section 223(d) of the Delaware General Corporation Law, to fill the resulting resignations once they become effective. Such designations have been made otherwise than at a meeting of security holders and the persons so designated will constitute a majority of the directors of the Company.

Once effective, the appointment of the four designated persons to the Board will fill the existing vacancy on the Board and the three vacancies resulting from the resignations. The resignations of the three outgoing directors are effective at 8:01 p.m. on the tenth day after the Company has filed this Information Statement with the SEC, and transmitted it to the Shareholders, assuming certain other conditions of their resignations have been satisfied (the “Effective Date”).

CHANGE IN CONTROL

On February 27, 2004, Axonyx became the registered owner of 12,437,034 shares of Common Stock of the Company (“OXIS Common Stock”). Together with 1,156,645 shares of OXIS Common Stock held by Marvin S. Hausman, M.D., Axonyx’s Chairman and CEO, the Axonyx affiliated group owned as of such date an aggregate of 13,593,679 shares of OXIS Common Stock, representing approximately 51% of the Company’s issued and outstanding voting stock on an as-converted to common stock basis.

The transfers of OXIS Common Stock to Axonyx that were registered on February 27, 2004 were pursuant to separate stock exchange agreements with each of the following twenty-one current or former shareholders of the Company:

Primus Limited

Livorno B.V.

Perlan Financing N.V.

Alexander Angerman and Judith E. Angerman, Joint Tenants

Jay S. Glick

The KAWIPS Trust

Kaplan Family Trust

Howard and Esther Lifshutz, Joint Tenants

Jill R. Collins

Manual Graiwer

Steven Pressman

Hugh Bancroft III Revocable Trust, UA 8/4/70

Arthur C. Piculell, Jr. and Dee W. Piculell, JTWROS

Moonraker Farms, Inc.

Steven Brourman, M.D.

Walter C. Bowen

Marycliff Investment Corporation

Integrated Capital Development Group, Ltd.

Wistow Holdings Limited

Brender Services Limited

Triax Capital Management Inc.

Under such stock exchange agreements, each dated on or after January 15, 2004, the twenty-one holders of OXIS Common Stock identified above agreed to exchange their 12,437,034 shares of OXIS Common Stock (in the aggregate) for approximately 1,439,197 unregistered shares of Axonyx common stock (in the aggregate).

On March 5, 2004, Axonyx became the registered owner of an additional 1,545,533 shares of OXIS Common Stock, raising its current ownership of OXIS Common Stock to 13,982,567 shares, or approximately 52.4% of the Company’s issued and outstanding voting stock on an as-converted to common stock basis. Together with 1,156,645 shares of OXIS Common Stock held by Dr. Hausman, the Axonyx affiliated group now owns an aggregate of 15,139,212 shares of OXIS Common Stock, representing approximately 56.8% of the Company’s issued and outstanding voting stock on an as-converted to common stock basis.

The transfers of OXIS Common Stock to Axonyx that were registered on March 5, 2004 were pursuant to separate stock exchange agreements with each of the following four current or former shareholders of the Company:

Lawrence Richman and Michelle Richman JTWROS

Lawrence Richman MD, Trustee, The Lawrence Richman MD Inc.

Profit Sharing Trust UTA Dated 1/1/92

Richard Fedder

Suncraft Limited

Under such stock exchange agreements, each dated on or after January 15, 2004, the four holders of OXIS Common Stock identified above agreed to exchange their 1,545,533 shares of OXIS Common Stock (in the aggregate) for approximately 178,847 unregistered shares of Axonyx common stock (in the aggregate).

VOTING SECURITIES

At the close of business on the Notice Date, 26,596,785 shares of Common Stock, 428,389 shares of Series B Preferred Stock and 96,230 shares of Series C Preferred Stock were outstanding. Shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock are entitled to vote at meetings for election of directors. Each share of Common Stock outstanding as of the Notice Date is entitled to one vote. Each share of Series B Preferred Stock outstanding as of the Notice Date is entitled to .20 votes resulting in a total of 85,678 votes for all of the Series B Preferred Stock outstanding. Each share of Series C Preferred Stock outstanding as of the Notice Date is entitled to the number of votes equal to the number of shares of Common Stock into which the Series C Preferred share is convertible, times 1.30, divided by the average closing bid price of the Company’s Common Stock during the fifteen (15) consecutive trading days immediately prior to the date such share of Series C Preferred Stock was purchased. As of the Notice Date, each share of Series C Preferred Stock is entitled to .2222 votes, resulting in a total of 21,546 votes for all of the Series C Preferred Stock outstanding.

BENEFICIAL OWNERSHIP OF SECURITIES

Common Stock

The following table sets forth certain information, as of the Notice Date, with respect to persons known to the Company to be the beneficial owner, directly and indirectly, of more than five percent (5%) of the Company’s Common Stock and beneficial ownership of such Common Stock by directors and executive officers of the Company.

Name and, as appropriate, address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (1)

Axonyx Inc. 500 7th Avenue, 10th Floor New York NY 10018 (2)	15,139,212	56.92%

Marvin S. Hausman, M.D. (3)	15,217,712	57.05%

Richard A. Davis (4)(6)	102,147	*

Sharon Ellis (6)	885,000	3.22%

Ted Ford Webb (6)	31,754	*

William G. Pryor (6)	52,602	*

Dr. Timothy C. Rodell (6)	296,237	1.10%

Ray R. Rogers (5)(6)	1,965,347	6.91%

Thomas M. Wolf (6)(7)	477,126	1.79%

Gosse Bruinsma (director as of the Effective Date) (8)	13,982,567	52.57%

Colin Neill (director as of the Effective Date)	0	*

Gerard Vlak (director as of the Effective Date) (8)	13,982,567	52.57%

Steven Ferris (director as of the Effective Date) (8)	13,982,567	52.57%

Executive officers and directors as a group—8 persons (8)(9)	17,231,298	58.04%

* Less than one percent.

(1)	As required by regulations of the SEC, the number of shares in the table includes shares which can be purchased within 60 days, or, shares with respect to which a person may obtain voting power or investment power within 60 days. Also required by such regulations, each percentage reported in the table for these individuals is calculated as though shares which can be purchased within 60 days have been purchased by the respective person or group and are outstanding.
(2)	Based on a Schedule 13D/A filed with the SEC on March 5, 2004, filed on behalf of Axonyx Inc and Dr. Hausman. Pursuant to the Schedule 13D/A Axonyx Inc. has sole voting power as to 13,982,567 and (with a correction to the number of shares reported in such Schedule 13D/A as being held by Dr. Hausman) shared voting power as to 15,139,212 shares. In addition, Axonyx Inc. has sole dispositive power as to 13,982,567 shares and (with a correction to the number of shares reported in such Schedule 13D/A as being held by Dr. Hausman) shared dispositive power as to 15,139,212 shares. Axonyx Inc. in the Schedule 13D/A disclaims beneficial ownership of Dr. Hausman’s shares.
(3)	Dr. Hausman’s holdings include 43,500 shares of common stock subject to warrants, and 35,000 shares of common stock subject to options. In addition, based on the Schedule 13D/A filed on March 5, 2004 (with a correction to the number of shares reported in such Schedule 13D/A as being held by Dr. Hausman), Dr. Hausman has sole voting power as to 1,156,645 and shared voting power as to 15,139,212 shares. In addition, Dr. Hausman has sole dispositive power as to 1,156,645 shares and shared dispositive power as to 15,139,212 shares. Dr. Hausman in the Schedule 13D/A disclaims beneficial ownership of Axonyx Inc.’s shares.
(4)	Mr. Davis’ holdings include 2,340 shares of common stock owned by Mr. Davis jointly with his spouse.
(5)	Included are 2,000 shares of common stock owned by his individual retirement account, as to which Mr. Rogers exercises voting and investment power.
(6)	The holdings of director Davis include 84,807 shares of common stock subject to options. The holdings of director Webb include 31,754 shares of common stock subject to options. The holdings of director Pryor include 52,602 shares of common stock subject to options. The holdings of director Rodell include 295,237 shares of common stock subject to options. The holdings of Ray R. Rogers include 1,847,988 shares of common stock subject to options. The holdings of director Wolf include 57,281 shares of common stock subject to options. The holdings of Sharon Ellis include 865,000 shares of common stock subject to options.
(7)	Mr. Wolf’s holdings include 43,500 shares of common stock subject to warrants.
(8)	Includes 13,982,567 shares held by Axonyx Inc. Gosse Bruinsma, Gerard Vlak and Steven Ferris are each directors of Axonyx Inc, and each of Gosse Bruinsma and Colin Neill are executive officers of Axonyx Inc. Each of the foregoing directors and officers disclaims beneficial ownership of the shares owned by Axonyx Inc, except for his proportional interest therein, if any.
(9)	Includes 3,093,032 shares of common stock subject to options. This calculation includes holdings of each individual who will become a director as of the Effective Date (Gosse Bruinsma, Colin Neill, Gerard Vlak and Steven Ferris), Richard A. Davis, Sharon Ellis, Dr. Timothy C. Rodell and Ray R. Rogers. It does not include holdings of current directors who have resigned as of the Effective Date (Ted Ford Webb, William G. Pryor and Thomas M. Wolf).

Series B Preferred Stock

The following table sets forth certain information, as of the Notice Date, with respect to persons known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s Series B Preferred Stock.

Name and, as appropriate, address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
S.R. One Limited 200 Barr Harbor Drive, Suite 250 W. Conshohocken, PA 19428 (1)	428,389	100.00%

(1)

As required by regulations of the SEC, the number of shares in the table includes shares which can be purchased within 60 days, or, shares with respect to which a person may obtain voting power or investment power within 60 days. Also required by such regulations, each percentage reported in the table for these individuals is calculated as though shares which can be purchased within 60 days have been purchased by the respective person or group and are outstanding.

Series C Preferred Stock

The following table sets forth certain information, as of March 10, 2004, with respect to persons known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s Series C Preferred Stock.

Name and, as appropriate, address of beneficial owner	Amount and nature of beneficial ownership	Percent of class

American Health Care Fund, L.P. 2748 Adeline, Suite A Berkeley, CA 94703 (1)	77,000	80%

Megapolis BV Javastraaat 10 2585 The Hague, Netherlands (1)	19,230	20%

(1)	As required by regulations of the SEC, the number of shares in the table includes shares which can be purchased within 60 days, or, shares with respect to which a person may obtain voting power or investment power within 60 days. Also required by such regulations, each percentage reported in the table for these individuals is calculated as though shares which can be purchased within 60 days have been purchased by the respective person or group and are outstanding.

DIRECTORS, DIRECTOR APPOINTMENTS AND EXECUTIVE OFFICERS

Set forth below is information regarding directors (excluding those directors that have resigned as identified above), the director appointments and the executive officers of the Company.

Ray R. Rogers

Age: 64

Chairman of the Board, President and Chief Executive Officer. Mr. Rogers was the founder and Chairman of the Board of International BioClinical, Inc. (“IBC”) until 1994, when he became Chairman of OXIS International, Inc. Mr. Rogers became Chief Executive Officer of OXIS effective March 18, 1998. He also served as Chairman and President of DDI Pharmaceuticals, Inc. from 1993 until the completion of the acquisition of IBC and Bioxytech, which resulted in the creation of OXIS. Mr. Rogers served on the Supervisory Board of OXIS International, S.A., the Company’s French subsidiary, from 1994 until 1996. As part of a Board-approved plan to establish new senior management, Mr. Rogers resigned as President and Chief Executive Officer effective February 15, 2000, and as Chairman of the Board effective June 30, 2000. Pursuant to his Executive Separation and Employment Agreement dated April 3, 2000, Mr. Rogers then became a Special Advisor to the Company. He continued as a member of the Board. The new senior management plan, which was begun in early 2000, was not completed and, as a result, Joseph F. Bozman, Jr. was appointed as Chairman of the Board, President and CEO and served from August, 2000 through June 2001. Upon Mr. Bozman’s retirement from those positions, the Board appointed Mr. Rogers as the interim President, Chief Executive Officer and Chairman effective August 1, 2001. Mr. Rogers was subsequently appointed as President, Chief Executive Officer and Chairman of the Board on June 14, 2002. For further information regarding Mr. Rogers’ re-employment with OXIS, see discussion below under the heading “Employment Contracts”. Over the years Mr. Rogers has served on both for-profit and non-profit boards and has also been active in biotechnology in Oregon serving as Chairman of the Oregon Biotechnology Association during 1993 and 1994.

Richard A. Davis

Age: 68

Director. Mr. Davis served as President and Chief Executive Officer of Pentzer Corporation, a private investment company and subsidiary of AVISTA Corp. from 1990 until his retirement in 2001. He is currently involved as a private investor. He has 20 years of service with Pacific Northwest Bell (now a part of Qwest Communications). He served as Chief of Staff to former Washington Governor Booth Gardner, chief executive of the State of Washington’s Department of Labor and Industries and director of the state’s Office of Financial Management during the period, January 1985 to January 1990. Mr. Davis received a B.S. degree from the University of Oregon and attended advanced programs at both the University of Illinois and Stanford University. He has served as an advisor to the Washington State Investment Board, served on the Board of Regents for Washington State University and the Washington Technology Alliance Board, as Chairman of the Association of Washington Business, and has served on the boards of several medical diagnostic companies.

Sharon Ellis

Age: 54

Chief Financial and Operating Officer. Ms. Ellis was appointed to this executive position effective April 8, 2002. Ms. Ellis joined the Company in April 2001 as its Chief Financial Officer. Prior to joining OXIS, Ms. Ellis was the Chief Financial Officer for Allen Machinery, Inc. and has over 30 years’ experience in positions of executive financial and operations management. Ms. Ellis has five years’ experience in the biotechnology field, another 12 years in medical related businesses, as well as substantial manufacturing experience. Ms. Ellis has expertise in the management of operations, information technology, human resources, accounting, finance and administration.

Timothy C. Rodell, M.D.

Age: 53

Director. Dr. Rodell is Chief Executive Officer of GlobeImmune, Inc., an early stage immunotherapy company focused on chronic viral diseases and cancer. Dr. Rodell is also Managing Partner of MTR, Inc., a consulting company specializing in clinical drug development and regulatory strategy, corporate development and financing and healthcare information technology. Board-certified in Internal Medicine and Pulmonary Medicine, Dr. Rodell earned his M.D. from the University of North Carolina School of Medicine in 1980. He has completed post-doctoral fellowships in molecular and cell biology and is a Fellow of the American College of Chest Physicians. From 1999 until 2002, Dr. Rodell was President and Chief Executive Officer of RxKinetix, Inc., a private drug delivery company. From 1996 until 2000, Dr. Rodell held various positions at the Company, including Chief Technology Officer and President of OXIS International, SA, the Company’s French subsidiary. Prior to that, Dr. Rodell was Executive Vice President of Operations and Product Development for Cortech, Inc. Before joining Cortech, Dr. Rodell practiced and taught emergency medicine, internal medicine and pulmonary and critical care medicine at the University of Colorado Health Sciences Center and Denver General Hospital, now Denver Health.

Gosse B. Bruinsma, M.D.

Age: 49

Director (as of the Effective Date). Gosse Bruinsma has served as President of Axonyx Europe BV since its formation in October 2000. Dr. Bruinsma has served as the Chief Operating Officer of Axonyx since February 2001 and had been the Treasurer of Axonyx from January 2002 to September 2003. On June 11, 2002, Dr. Bruinsma was elected as a director and as Chief Operating Officer of Axonyx. Dr. Bruinsma has over 15 years experience in the medical, pharmaceutical and biotechnology fields. Dr. Bruinsma received his undergraduate degree from McGill University, Montreal and received his medical degree from the University of Leiden, the Netherlands. He joined the pharmaceutical industry to become European Medical Director for Zambon, Milan. He subsequently joined the international contract research organization, ClinTrials Research, to become their Vice President for Medical and

Regulatory Affairs. In September 1995 Dr. Bruinsma joined Forest Laboratories in New York as Medical Director, with responsibility for their anti-hypertensive product launch, HRT program, Cervidil®, and their urological disease projects. From September 1997 to 1999 Dr. Bruinsma was General Manager and Vice-President Development for Chrysalis Clinical Services Europe based in Switzerland. From November 1999 until he joined Axonyx Europe BV, Dr Bruinsma was the Vice President Development for Crucell BV (formerly IntroGene), a biotechnology company based in the Netherlands.

S. Colin Neill

Age: 57

Director (as of the Effective Date). Mr. Neill joined Axonyx Inc. in September 2003 as Chief Financial Officer and Treasurer and was named Secretary in January 2004. From April 2001 to September 2003, Mr. Neill had been an independent consultant assisting small development stage companies raise capital. Previously Mr. Neill served as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of ClinTrials Research Inc., a publicly traded global contract research organization in the drug development business, from 1998 to April 2001. Prior to that Mr. Neill served as Vice President and Chief Financial Officer of Continental Health Affiliates Inc. and its majority owned subsidiary Infu-Tech Inc. Mr. Neill’s career experience has included that of Acting Vice President Finance and Chief Financial Officer of Pharmos Corporation, a biopharmaceutical company in the business of developing novel drug technologies. Earlier experience was gained as Vice President Finance and Chief Financial Officer of BTR Inc., a US subsidiary of BTR plc, a British diversified manufacturing company, and Vice President Financial Services of The BOC Group Inc., a British owned industrial gas company with substantial operations in the health care field. Mr. Neill served for four years with American Express Travel Related Services, first as chief internal auditor for worldwide operations and then as head of business planning and financial analysis. Mr. Neill began his career in public accounting with Arthur Andersen LLP in Ireland and later with Price Waterhouse LLP as a senior manager in New York City. He also served with Price Waterhouse for two years in Paris, France.

Steven H. Ferris, Ph.D.

Age: 60

Director (as of the Effective Date). Dr. Ferris has served as a director of Axonyx since January 6, 2003. Dr. Ferris is a neuropsychologist, psychopharmacologist, and gerontologist who has been studying brain aging and Alzheimer’s disease for almost thirty years. Dr. Ferris is the Friedman Professor of the Alzheimer’s Disease Center in the Department of Psychiatry at New York University (NYU) School of Medicine, Executive Director of NYU’s Silberstein Institute for Aging and Dementia and Principal Investigator of their Alzheimer’s Disease Center. Dr. Ferris has been at the NYU School of Medicine since 1973, where he has conducted a major research program focusing on cognitive assessment, early diagnosis and treatment of brain aging and Alzheimer’s disease. He has served as the Associate Editor in Chief of Alzheimer Disease and Associated Disorders, is a member of the Medical and Scientific Affairs Council of the national Alzheimer’s Association, has served on several NIH peer review panels, and has been a member of the FDA Advisory Committee which reviews new drugs for Alzheimer’s disease. He has conducted more than 50 clinical trials in aging and dementia and has been a consultant numerous pharmaceutical companies who are developing new treatments for Alzheimer’s disease.

Gerard J. Vlak, Ph.D.

Age: 70

Director (as of the Effective Date). Gerard Vlak has served as a director of Axonyx since February 21, 2003. Gerard Vlak has more than thirty years experience in corporate management and has considerable experience serving on corporate boards. Dr. Vlak received a doctorate in Macro-Economics from the University of Tilburg in The Netherlands in 1967. He has served as a Full Professor of Monetary Economics at Erasmus University in Rotterdam, The Netherlands and as a parttime Professor of Monetary Economics at V.E.H. Economic University in Brussels, Belgium. From 1969 to 1988, Dr. Vlak was a member of the Executive Board of Rabobank

Nederland. At Rabobank Nederland, Dr. Vlak managed the corporate and international banking departments and was the Chairman of the Credit Committee. He also set up and managed the U.S. operations of the bank through a new Federal Branch in New York. After retirement from Radobank in 1988, Dr. Vlak was a Regional Manager for the United States and Canada at the Amsterdam-Rotterdam Bank, N.V., and later, was the Executive Vice President and Chief Financial Officer of ABN-AMRO Bank USA. From 1992 to the present, Dr. Vlak has been a member of the Board of Trustees of Bank Julius Baer Investment Funds and a member of the Board of Directors of The Rouse Company and Oce’-USA Holding, Inc.

CORPORATE GOVERNANCE

In accordance with the Delaware General Corporation Law and the Company’s Certificate of Incorporation and Bylaws, the Company’s business and affairs are managed under the direction of the Board.

Meetings of the Board.

The Board met four times during the year ended December 31, 2003. In addition, management and members of the Board communicate informally from time to time. Each of the directors attended at least 75% of the meetings of the Board held during the period for which such person served as a director.

Committees of the Board.

There are three standing committees of the Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

•	Audit Committee. Information about this committee is set forth in the Audit Committee Report included below.

•	Compensation Committee. This committee administers both the Company’s 1994 Stock Incentive Plan and the Company’s 2003 Stock Incentive Plan. It also administers other compensation plans and arrangements and acts upon such other compensation matters as may be referred to it by the Board. Members of this committee during 2003 were Ted Ford Webb (Chair), Richard A. Davis and William G. Pryor. All of the members of the Compensation Committee are independent in accordance with Rule 4200(a)(15) of the National Association of Securities dealers listing standards. During 2003, the Committee met two times. Upon the effectiveness of the resignations of Messrs. Webb and Pryor, the Board will appoint new members of this Committee.

•	Nominating Committee. This committee searches out and recommends to the Board potential board members. Members of this Committee during 2003 were Thomas Wolf (Chair), Ted Ford Webb and Timothy Rodell. All of the members of the Nominating Committee are independent in accordance with Rule 4200(a)(15) of the National Association of Securities dealers listing standards. During 2003, this Committee met one time. Upon the effectiveness of the resignations of Messrs. Wolf and Webb, the Board will appoint new members to this Committee. The Nominating Committee does not have a charter, but will consider director candidates recommended by stockholders of the Company. The procedure that a stockholder should follow to submit its director candidate for consideration is set forth below under the heading “Stockholder Nomination of Director Candidates.”

Stockholder Nomination Of Director Candidates

Section 2.9 of the Company’s Bylaws, as currently in effect, establishes notice procedures that a stockholder must follow if it wishes to nominate a person for election to the Board. Nominations by stockholders of persons for election to the Board must be made by a stockholder’s notice to the Company in advance of the Company’s annual meeting. The stockholder giving the notice must be a stockholder of record at the time of giving the notice and entitled to vote at the meeting.

To be timely, the stockholder’s notice must be received by the Company not less than 120 days prior to the anniversary date of the prior year’s annual meeting. Notwithstanding this 120-day notice requirement, to be timely for the purposes of the 2004 annual meeting, a stockholder’s notice shall be received by the Company at least 45 days before the anniversary of the date on which the Company mailed its proxy materials for the prior year’s annual meeting. In all cases, the stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the corporation which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations promulgated under the Exchange Act; and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class and number of shares of capital stock of the corporation which are beneficially owned by the stockholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election as a director by the stockholders of the corporation unless nominated in accordance with the procedures set forth herein.

Policy Regarding Director Attendance Of Annual Meetings

The Company does not have a formal policy regarding the Board attendance at annual meetings but does expect that each member attend each meeting.

Stockholder Communications With the Board

The Board currently does not have a formal process for stockholders to send communications to the Board. Nevertheless, the Board desires that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders on a timely basis. The Board does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, stockholders wishing to formally communicate with the Board may send communications directly to OXIS International, Inc., 6040 N. Cutter Circle, Suite 317, Portland, Oregon 97217, Attention: Corporate Secretary. Such communications will be screened by the Corporate Secretary for appropriateness before either forwarding to or notifying the members of the Board of receipt of a communication.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee members for 2003 were Stuart Lang, Richard A. Davis (Chair), William G. Pryor and Thomas Wolf. Mr. Lang served on the Committee until his resignation from the Board and the Committee on July 15, 2003. During 2003, the Committee met four times and from time to time members of the Committee also reviewed other materials of a financial nature involving the Company. Upon the effectiveness of the resignations of Messrs. Pryor and Wolf, the Board will appoint new members of this Committee. The Company has determined, in accordance with the rules of the SEC, that Mr. Davis is an “audit committee financial expert.” All of the members of the Audit Committee are independent in accordance with Rule 4200(a)(15) of the National Association of Securities dealers listing standards, except for Mr. Wolf. The Audit Committee assists the Board in its oversight of the Company’s financial statements and reporting processes. Management has the direct and primary responsibility for the financial statements and these reporting processes, including the Company’s systems of internal controls. The independent auditors are responsible for auditing the annual financial statements prepared by management and expressing an opinion as to whether these financial statements conform with generally accepted accounting principles.

In 2003 the Audit Committee approved the appointment of Williams & Webster, P.S. to audit the Company’s financial statements beginning with the financial statements for the year ended 2003. The Audit

Committee reviewed and discussed the audited financial statements with management and the independent auditors together and separately. These discussions and reviews included discussion of significant accounting policies, the auditors’ assessment of the quality of the Company’s accounting principles, and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee received affirmation of the independence of the independent auditors as required by Independence Standards Board Standard No. 1. The Audit Committee has approved the continuation of Williams & Webster, P.S. to audit the company’s financial statements for the year ended 2003.

The Committee’s Charter was first adopted in June 2000. In view of the 2002 legislative initiatives (Sarbanes-Oxley Act of 2002) and related regulatory initiatives, the Audit Committee has revised its Charter effective April 16, 2003. Neither this Audit Committee Report nor the Audit Committee Charter will be deemed incorporated by reference into any other filing absent an express reference thereto.

Based on the reviews and discussions referred to above, and reliance on management and the independent auditors, and subject to the limitations of the Audit Committee’s role, the Committee recommended to the Board that the audited financial statements for the year ended December 31, 2003 be accepted and included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the SEC.

The foregoing report has been submitted by members of the Audit Committee: Richard A. Davis (Chair), William G. Pryor and Thomas Wolf.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

The Company pays an annual fee of $4,000 to each non-employee director and an additional $1,000 to non-employee directors for serving as committee chair. During 2003, the Company did not make payments under this policy; but did issue stock option grants in lieu of director fees due. The Company does not pay meeting fees but directors are reimbursed for their expenses incurred in attending meetings. Employee directors receive no compensation as directors.

Under the Company’s 2003 Stock Incentive Plan, non-employee directors will be automatically awarded options to purchase 30,000 shares of Common Stock upon becoming directors of the Company and automatically awarded options to purchase 15,000 shares of Common Stock annually thereafter.

Executive Officers

The following table sets forth information concerning compensation of the Company’s Chief Executive Officer and the four other most highly compensated executive officers serving as executive officers on December 31, 2003 whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2003 (collectively, the Company’s “Named Executive Officers”).

		Annual Compensation			Long Term Compensation Awards Options
Name and Position	Year	Salary		Bonus

Ray R. Rogers Chairman of the Board, President and Chief Executive Officer	2003 2002 2001	$ $ $	200,000 234,000 215,000	— — —	500,000 400,000 470,588	(1) (2) (3)

Sharon Ellis Chief Operating Officer and Chief Financial Officer, effective April 8, 2002	2003 2002 2001	$ $ $	114,000 107,000 58,000	— — —	500,000 335,000 30,000	(1) (2) (3)

(1)	Options to purchase 500,000 shares of common stock awarded to Mr. Rogers and options to purchase 500,000 shares of common stock awarded to Ms. Ellis as part of their 2003 compensation.
(2)	Options to purchase 400,000 shares of common stock awarded to Mr. Rogers and options to purchase 335,000 shares of common stock awarded to Ms. Ellis as part of their 2002 compensation.
(3)	Options to purchase 470,588 shares of common stock awarded to Mr. Rogers and options to purchase 30,000 shares of common stock awarded to Ms. Ellis as part of their 2001 compensation.

Option Grants In Last Fiscal Year

The following table shows options granted in 2003 to the named Executive Officers.

Individual Grants
Name	Number of common shares underlying grant	% of total options granted to employees in 2003		Exercise price per share		Expiration Date

Ray R. Rogers	350,000 150,000	27 12	% %	$ $	0.34 0.56	May 22, 2013 December 3, 2013

Sharon Ellis	350,000 150,000	27 12	% %	$ $	0.34 0.56	May 22, 2013 December 3, 2013

Fiscal Year End Option Values

During 2003 no options were exercised by any of the Company’s executive officers. At December 31, 2003 options issued to the aforementioned executive officers and included in the Summary Compensation Table above and then outstanding are shown as follows:

	Number of common shares underlying unexercised options at December 31, 2003		Value of unexercised in-the-money options at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Ray R. Rogers	1,714,655	133,333	$833,608	$77,333

Sharon Ellis	865,000	—	$501,700	—

EXECUTIVE EMPLOYMENT CONTRACTS

As previously reported in filings with the SEC, the Company has entered into an Executive Separation and Employment Agreement with Ray R. Rogers, effective June 1, 2003. Under the terms of his agreement, Mr. Rogers’ term of employment was extended through December 31, 2004 at an annual base salary of $200,000. Further, if Mr. Rogers’ employment is terminated by the Company without cause (as defined) or by Mr. Rogers for good reason (as defined), he would be entitled to severance for a period of 12 months following such termination. “Severance” would include payment of then current base salary and COBRA premiums payable in accordance with the Company’s normal payroll procedures, and immediate full vesting of any unvested stock options with a two-year period from the date of such employment termination to exercise such vested options (provided, however, if the option maturity date occurs sooner than this extended expiration date, then the shorter period governs).

As previously reported in filings with the Commission, the Company has entered into an Executive Separation and Employment Agreement with Sharon Ellis, effective June 1, 2003. Under the terms of her agreement, Ms. Ellis’ term of employment was extended through December 31, 2004 at a minimum annual base salary of $114,000 for eighty percent (80%) time or four days per week. Further, if Ms. Ellis’ employment is terminated by the Company without cause (as defined) or by Ms. Ellis for good reason (as defined), she would be entitled to severance for a period of 12 months following such termination. “Severance” would include payment of then current base salary and COBRA premiums payable in accordance with the Company’s normal payroll procedures, and immediate full vesting of any unvested stock options with a two-year period from the date of such employment termination to exercise such vested options (provided, however, if the option maturity date occurs sooner than this extended expiration date, then the shorter period governs).

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2003 with respect to shares of the Company’s common stock that may be issued under the Company’s equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,707,911	$0.89	3,542,089
Equity compensation plans not approved by security holders	—	—	—
Total	3,707,911		2,076,177

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. In 2003 officers, directors and greater-than-10% stockholders were required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they filed. Based solely on a review of the copies of such reports furnished to the Company in 2003, the Company has determined that the following reporting person subject to Section 16(a) have now filed reports but not on a timely basis:

Name	Number of Late Form 4’s
Richard Davis	1
Sharon Ellis	1
Marvin Hausman	2
Jerry Pryor	1
Tim Rodell	1
Ray Rogers	1
Ted Ford Webb	2
Tom Wolf	3

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Xenos Nutraceuticals, Inc. Agreement

The Board (without Thomas M. Wolf participating) has agreed in principal, subject to certain modifications yet to be approved, for the Company to contract with Xenos Nutraceuticals, Inc. Mr. Wolf, a director, is sole owner of Xenos. The agreement between the parties is expected to include a term of three (3) years and five percent (5%) commission on net bulk Ergothioneine derived from sales initiated by Xenos.

Indemnification of Officers and Directors

As permitted by Delaware law, the Company’s Certificate of Incorporation provides that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Delaware law. Further, the Company has entered into an Indemnification Agreement with each of its directors providing, among other things, for indemnification and advancement of certain litigation-related expenses.

Exclusion of Liability

Pursuant to Delaware General Corporation Law, the Company’s Certificate of Incorporation excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit.

LEGAL PROCEEDINGS

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR

INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT

OR REQUIRED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OXIS INTERNATIONAL, INC. (Registrant)

Date: April 8, 2004	By:	/S/ RAY R. ROGERS

Ray R. Rogers Chairman of the Board, President and Chief Executive Officer